Lundin Mining Corporation
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com
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Form of Proxy - Special Meeting to be held on October 19, 2006 This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.     Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.     If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.     This proxy should be signed in the exact manner as the name appears on the proxy.

4.     If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.     The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.     The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.     This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.     This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 am, Pacific Time, on October 17, 2006.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS ADAY 7 DAYS AWEEK!
To Vote Using the Telephone	To Vote Using the Internet

• Call the number listed BELOW from a touch tone telephone.	• Go to the following web site: www.computershare.com/proxy

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

Appointment of Proxyholder
The undersigned "Registered Shareholder" of Lundin Mining Corporation		Print the name of the person you are
( the "Corporation" ) hereby appoints: Karl-Axel Waplan, President of the	OR	appointing if this person is someone
Corporation, or failing this person, Lukas H. Lundin, Chairman and a		other than the Management
Director of the Corporation, or failing him, Kevin Hisko, Corporate		Nominees listed herein.
Secretary of the Corporation,
as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of Lundin Mining Corporation to be held at Suite 2101 - 885 West Georgia Street, Vancouver, BC on October 19, 2006 at
10:00 AM (Pacific Time)and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Issue Common Shares
To approve, as an ordinary resolution, the issuance of up to approximately 54,734,559 common shares of the Corporation in connection with the business combination transaction involving the Corporation and EuroZinc Mining Corporation.		

	For	Against
2. Increase Number of Directors
To approve as a special resolution, conditional upon the completion of the business combination transaction involving the Corporation and EuroZinc Mining Corporation, the increase in the number of directors of the corporation's board of directors from a maximum of 9 directors to a maximum of 10 directors.		

	For	Against
3. Stock Option Plan
To approve, as an ordinary resolution, the increase in the number of options that may be issued under the Corporation's stock option plan from 3,000,000 to 7,000,000.		

	For	Against
4. Approve Subdivision
To approve, as a special resolution, the subdivision, on a three-for-one basis, of the Corporation's fully paid and issued common shares.		

	For	Withhold
5. Appointment of Auditors
To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as Auditors of the Corporation until the next Annual Meeting of the Shareholders of the Corporation, at a remuneration to be fixed by the directors of the Corporation.		

	For	Against
6. Grant Proxyholder Authority
To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions.		

Authorized Signature(s) - This section must be	Signature(s)	Date
completed for your instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby
revoke any proxy previously given with respect to the Meeting. If no voting instructions		MM / DD / YY
are indicated above, this Proxy will be voted as recommended by Management.

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